Exhibit 21
SUBSIDIARIES OF WESTWOOD ONE, INC.

Name of Subsidiary	State of Incorporation/Organization
Westwood One Radio, Inc.	California
Westwood One Radio Networks, Inc.	Delaware
Westwood National Radio Corporation	Delaware
Westwood One Stations — NYC, Inc.	Delaware
Westwood One Properties, Inc.	Delaware
SmartRoute Systems, Inc.	Delaware
Metro Networks, Inc.	Delaware
Metro Networks Communications, Inc.	Maryland
Metro Networks Services, Inc.	Delaware
Metro Networks Communications, Limited Partnership	Delaware
TLAC, Inc.	Delaware